Dynasil [Logos]
385 Cooper Road
West Berlin, NJ  08091
Phone 856.767.4600
Fax 856.767.6813
info@dynasil.com
www.dynasil.com





                                     August 2, 2010
   BY EDGAR SUBMISSION
   Securities and Exchange Commission
   Washington, DC 20549-4631
   Attention:  Mr. John Hartz
   Attention:  Ms. Mindy Hooker

   Re:        Dynasil Corporation of America
            Form 10-K for the fiscal year ended
            September 30, 2009
            Form 10-Q for the quarter ended
            March 31, 2010
            File No. 0-27503

   Dear Mr. Hartz and Ms. Hooker:

   On behalf of Dynasil Corporation of America
   ("Dynasil" or the "Company"), please find below responses to the comments provided to Dynasil by the staff of the Commission (the "Staff") in a letter dated July 23, 2010 (the "Letter") relating to Dynasil's Form 10-K for the year ended September 30, 2009 (the "2009 Form 10-K") and Dynasil's Form 10-Q for the quarter ended March 31, 2010 (the "2010 Form 10-Q"). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

  Form 10-Q for the period ended March 31, 2010
  Note 6   Equity, page 10

  We note your response to our prior comment three including your statement that "future filings will include the reclassification adjustment to move the redeemable common stock from permanent equity to temporary equity". Please confirm to us that you intend to correct all prior periods presented and that you intend to provide transparent disclosures that explain the prior period error you determined is immaterial and explain your subsequent correction in your next exchange act filing.

  RESPONSE
  As noted in our prior response to comment three, future filings will include the reclassification adjustment to move the redeemable common stock from permanent equity to temporary equity. All prior periods presented in future filings will be corrected. Future filings will include transparent disclosures that explain the prior period adjustment and subsequent correction that is determined to be immaterial. These disclosures will be included in our next exchange act filing which is Form 10-Q for the period ended June 30, 2010.

  * * * *
       In response to the Staff's request, the Company acknowledges that:

          . the company is responsible for the adequacy and accuracy of the disclosure in their filings;
          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you require additional information, please telephone the undersigned at 607-272-3320 x33.


                                        Sincerely,



                                        Richard A. Johnson
                                        Chief Financial
                                        Officer
       cc:  Matthew J. Gardella
       Edwards Angell Palmer & Dodge LLP